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10029187

SECUR 10029187 IISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-00497

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard M. Rush **(414)-765-3675**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, **Leonard M. Rush**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2009 and 2008**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Financial Statements
As of December 31, 2009 and 2008
Together with Report of Independent Registered Public Accounting Firm

GrantThornton

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert W. Baird & Co. Incorporated

We have audited the accompanying statement of financial condition of Robert W. Baird & Co. Incorporated (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2010

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2009 and 2008

(In Thousands)

Assets	2009	2008
Cash and Cash Equivalents	$ 78,606	$ 59,548
Securities Purchased Under Agreements to Resell	737,287	9,464
Deposits with Clearing Corporations	8,909	9,808
Receivables:		
Clients	225,754	255,445
Brokers and Dealers	40,491	5,197
Deposits Paid on Securities Borrowed	87,992	5,923
Other	193,104	170,056
	547,341	436,621
Securities Owned, at Fair Value	580,541	432,040
Furniture, Equipment, Leasehold Improvements and Capital Leases at Cost, Less Accumulated Depreciation and Amortization of $90,255 and $91,042, respectively	39,362	31,444
Goodwill	27,400	27,400
Intangible Assets, at Cost, Less Accumulated Amortization of $7,190 and $5,844, respectively	13,275	14,621
Other Assets, including $0 and $32,639, respectively of Net Deferred Tax Assets	31,181	59,527
Total Assets	$ 2,063,902	$ 1,080,473

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2009 and 2008

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2009	2008
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 28,509	$ 26,224
Securities Sold Under Agreements to Repurchase	926,890	-
Payables:		
Clients	85,560	106,940
Brokers and Dealers	10,532	38,545
Deposits Received on Securities Loaned	22,661	7,466
	118,753	152,951
Securities Sold, Not Yet Purchased, at Fair Value	77,546	25,247
Accounts Payable, Accrued Expenses and Other Liabilities, including Deferred Tax Liability of $5,639 and $0, respectively	262,114	264,081
Subordinated Liabilities	276,505	274,913
Total Liabilities	1,690,317	743,416
Stockholders' Equity:		
Common Stock	26,374	26,251
Preferred Stock	-	-
Additional Paid-In Capital	117,158	117,748
Restricted Stock Units	2,123	2,334
Retained Earnings	231,883	189,988
Treasury Stock, at Cost	(6,248)	(969)
Accumulated Other Comprehensive Income	2,295	1,705
Total Stockholders' Equity	373,585	337,057
Total Liabilities and Stockholders' Equity	$ 2,063,902	$ 1,080,473

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Income
For the Years Ended December 31, 2009 and 2008

(In Thousands)

	2009	2008
Revenues:		
Investment Advisory Fees	$ 167,428	$ 191,478
Commissions	110,528	131,116
Principal Transactions, Net	296,836	188,713
Investment Banking and Underwriting	90,894	94,177
Interest	25,762	40,723
Other	9,083	15,340
Gross Revenues	700,531	661,547
Interest Expense	(1,481)	(13,660)
Net Revenues	699,050	647,887
Expenses:		
Associate Compensation and Benefits	473,850	435,674
Floor Brokerage and Clearance	24,745	22,987
Communications	17,589	16,017
Occupancy and Equipment	46,837	43,619
Sales Promotion	7,963	8,253
Other Operating Expenses	53,049	51,237
Long-term Financing	12,492	13,067
	636,525	590,854
Income Before Provision for Income Taxes and Equity in Gain of Affiliate	62,525	57,033
Provision for Income Taxes	23,171	22,120
Equity in Gain of Affiliate	2,541	1,682
Net Income	$ 41,895	$ 36,595

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2007		$ 12,963	$ 129,034	$ 2,337	$ 153,393	$ (623)	$ 4,754	$ 301,858
Stock Split Effect on Stated Value		12,963	(12,963)	-	-	-	-	-
Exercise of Options		325	932	-	-	2,287	-	3,544
Conversion of Restricted Stock Units		-	(7)	(3)	-	11	-	1
Purchases of Treasury Stock		-	-	-	-	(9,849)	-	(9,849)
Sales of Treasury Stock		-	99	-	-	7,205	-	7,304
Tax Effect of RSU Conversions and Exercise of Options		-	653	-	-	-	-	653
Net Income	$ 36,595	-	-	-	36,595	-	-	36,595
Foreign Currency Translation Adjustment	(3,049)	-	-	-	-	-	(3,049)	(3,049)
Other Comprehensive Income	$ 33,546							
Balance, December 31, 2008		26,251	117,748	2,334	189,988	(969)	1,705	337,057
Exercise of Options		111	(697)	-	-	2,841	-	2,255
Conversion of Restricted Stock Units		12	(272)	(211)	-	472	-	1
Purchases of Treasury Stock		-	-	-	-	(21,011)	-	(21,011)
Sales of Treasury Stock		-	8	-	-	12,419	-	12,427
Tax Effect of RSU Conversions and Exercise of Options		-	371	-	-	-	-	371
Net Income	$ 41,895	-	-	-	41,895	-	-	41,895
Foreign Currency Translation Adjustment	590	-	-	-	-	-	590	590
Other Comprehensive Income	$ 42,485							
Balance, December 31, 2009		$ 26,374	$ 117,158	$ 2,123	$ 231,883	$ (6,248)	$ 2,295	$ 373,585

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2009 and 2008

(In Thousands)

Balance, December 31, 2007	$ 271,399
Increases	11,609
Decreases	(8,095)
Balance, December 31, 2008	274,913
Increases	9,582
Decreases	(7,990)
Balance, December 31, 2009	$ 276,505

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

(In Thousands)

	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 41,895	$ 36,595
Adjustments to Reconcile Net Income to Net Cash (Used for) Provided by Operating Activities-		
Foreign Currency Translation Loss (Gain)	590	(3,049)
Depreciation and Amortization	11,007	8,217
Deferred Taxes	6,886	3,370
(Gain) Loss on Disposal of Fixed Assets	(132)	502
Loss (Gain) on Sale of Investments	876	(5,392)
(Increase) Decrease in Operating Assets		
Securities Purchased Under Agreements to Resell	(727,823)	506,161
Deposits with Clearing Corporations	900	(789)
Receivables:		
Clients	29,691	58,265
Brokers and Dealers	(35,294)	26,807
Deposits Paid on Securities Borrowed	(82,069)	54,093
Other	(23,048)	26,644
Securities Owned, Net	(151,859)	5,016
Other Assets	(4,293)	(4,945)
Increase (Decrease) in Operating Liabilities		
Payables:		
Clients	(21,380)	15,659
Brokers and Dealers	(28,013)	28,925
Securities Sold Under Agreements to Repurchase	727,536	(515,625)
Securities Sold, Not Yet Purchased	52,299	(44,235)
Accounts Payable, Accrued Expenses and Other Liabilities	19,885	(67,128)
Net Cash (Used for) Provided by Operating Activities	(182,346)	129,091
Cash Flows from Investing Activities:		
Purchases of Investments	(378)	(768)
Sales of Investments	2,860	14,632
Purchases of Fixed Assets	(13,177)	(22,714)
Net Cash Used for Investing Activities	(10,695)	(8,850)
Cash Flows from Financing Activities:		
Proceeds from (Payments for) Money Borrowed, Net	2,285	(41,240)
Securities Sold Under Agreement to Repurchase	199,355	-
Deposits Received (Paid) on Securities Loaned, Net	15,195	(47,399)
Change in Subordinated Liabilities, Net	1,592	3,514
Proceeds from Issuance of Stock	14,682	10,849
Payments to Repurchase Stock	(21,010)	(9,849)
Net Cash Provided by (Used for) Financing Activities	$ 212,099	$ (84,125)

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

(In Thousands)

(Continued)

	2009	2008
Net Increase in Cash and Cash Equivalents	$ 19,058	$ 36,116
Cash and Cash Equivalents at Beginning of Year	59,548	23,432
Cash and Cash Equivalents at End of Year	$ 78,606	$ 59,548
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$ 12,074	$ 25,969
Income Taxes	14,106	30,672
Non Cash Financing Transactions:		
Tax Effect of RSU Conversions and Exercise of Options	$ 371	$ 653
Capital Lease Obligation	4,269	-
Non Cash Transaction		
Sale of Deferred Tax Asset to Related Party	$ 38,400	$ -

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Financial Statements
December 31, 2009 and 2008

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is registered as a securities broker dealer and an investment advisor with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Investment Advisors Act of 1940, and is also a member of the Financial Industry Regulatory Authority ("FINRA") and various securities exchanges. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage, investment banking and asset management businesses, including private wealth management brokerage transactions; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; merger and acquisition transactions; private equity and venture capital investing; market making and trading activities in corporate and municipal securities, government and government agency bonds; equity, balanced and fixed income investment advisory and asset management services; mutual fund distribution; and option transactions. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities generally of three months or less at time of purchase.

(b) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. Interest income and interest expense related to these agreements is included in Interest and Interest Expense on the Statements of Income and is recorded when earned or due. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the

collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(c) Receivables

Receivables: Clients - includes amounts receivable on cash and margin transactions which are generally collateralized by securities owned by clients.

Receivables: Other - primarily includes affiliate amounts as more fully discussed in Footnote 2 and advances to associates for recruiting purposes.

The Company maintains an allowance for doubtful accounts based on an assessment of its ability to collect these receivables. Assessments include market conditions, aggregate balances as well as historical collection experience. When the review of these accounts indicates that further collection activity is highly unlikely, amounts are written off and the corresponding allowance for doubtful accounts is reduced. At December 31, 2009 and 2008 the allowance was $16,972 and $8,839, respectively.

(d) Securities Transactions

Revenue from securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

Securities Owned and Securities Sold, Not Yet Purchased are recognized on a trade date basis.

(e) Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") Topic 820, *"Fair Value Measurements"*. ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The Company's assets recorded in the Statements of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchy, defined by ASC Topic 820, is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

Cash and cash equivalents, deposits with clearing corporations and receivables are financial assets with carrying values that approximate fair value. Money borrowed, payables, accounts payable, accrued expenses and other liabilities, including deferred tax liability are financial liabilities with carrying values that approximate fair value. The carrying amount of subordinated liabilities approximates fair value based on current market conditions and interest rates available to the Company for similar financial instruments.

See Footnote 6 for further information.

(f) <u>Securities Lending Activities</u>

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(g) Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(h) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned.

(i) Derivative Financial Instruments

The Company accounts for gains and losses resulting from changes in the fair values of derivatives depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company enters into forward, option and future transactions as more fully discussed in Footnote 16.

(j) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences as more fully disclosed in Footnote 9.

(k) Furniture, Equipment, Leasehold Improvements and Capital Leases

Furniture, equipment, leasehold improvements and capital leases are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 3. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(l) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. At December 31, 2009 and 2008, there was no impairment identified by the Company. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4.

(m) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under ASC Topic 718, "*Accounting for Stock-Based Compensation*" as more fully disclosed in Footnote 11.

(n) Long-term Financing

Long-term financing principally represents interest expense from debt incurred in 2004 related to the purchase of Baird stock from The Northwestern Mutual Life Insurance Company.

(o) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(p) Foreign Currency Translation

In accordance with ASC Topic 830, "*Foreign Currency Translation*," assets and liabilities of the Company's foreign investment are generally translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income." These gains or losses are the only component of Accumulated Other Comprehensive Income.

(q) Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations as more fully disclosed in Footnote 13.

(r) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(s) New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC Topic 810, *"Amendments to FASB Interpretation No. 46(R)"*. ASC Topic 810 is intended to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("Interpretation"), as a result of the elimination of the qualifying special-purpose entity concept in ASC Topic 860, and (2) constituent concerns about the application of certain key provisions of the Interpretation, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. ASC Topic 810 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. At the November board meeting the FASB voted to expose for comment an amendment that would defer the application of ASC Topic 810 until the joint IASB/FASB project on consolidation accounting is completed (late 2010). The Company is currently evaluating the impact the adoption of ASC Topic 810 will have on its financial statement.

In June 2009, the FASB issued ASC Topic 105, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"*. ASC Topic 105 became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of ASC Topic 105, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC Topic 105 and it did not have a material impact on its financial statements.

In May 2009, the FASB issued ASC Topic 855, *"Subsequent Events"*. ASC Topic 855 establishes the accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The adoption of ASC Topic 855 was effective upon issuance and did not have a material impact on the Company's financial statements.

(2) Related-Party Transactions

As of December 31, 2009 and 2008 there was $63,377 and $81,940, respectively, of receivables from affiliates included in Receivables Other on the Statements of Financial Condition.

As of December 31, 2009 and 2008 there was $3,879 and $47,635, respectively, of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statements of Financial Condition.

In March 2009 the Company sold deferred tax assets totaling $38,400 to the Parent in settlement of an intercompany accounts payable.

The Company makes loans or pays advances to associates primarily for recruiting purposes. Receivables from associates at December 31, 2009 and 2008 were $88,475 and $60,010, respectively, and are included in Receivables Other on the Statements of Financial Condition.

(3) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements and Capital Leases as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Furniture and Fixtures	$ 29,317	$ 25,956
Equipment	31,793	31,910
Software	21,449	20,119
Leasehold Improvements	42,789	40,735
	125,348	118,720
Less Accumulated Depreciation	(89,549)	(87,276)
Furniture, Equipment and Leasehold Improvements, Net	35,799	31,444
Capital Leases	4,269	3,766
Less Accumulated Depreciation	(706)	(3,766)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 39,362	$ 31,444

Depreciation expense for the fixed assets was $8,955 and $6,393 in 2009 and 2008, respectively. Depreciation expense on the capital leases was $706 and $433 in 2009 and 2008, respectively.

(4) Goodwill and Intangible Assets

At December 31, 2009 and 2008 goodwill and intangible assets consist of the following:

	Useful Life	2009	2008
Finite Life Intangibles			
Client lists	8 Years	$ 10,411	$ 10,411
Noncompete agreements	5 Years	225	225
		10,636	10,636
Accumulated Amortization			
Client lists		(7,103)	(5,801)
Noncompete agreements		(87)	(43)
		(7,190)	(5,844)
Net Finite Life Intangibles		3,446	4,792
Indefinite Life Intangibles			
Tradenames	N/A	9,829	9,829
Net Intangibles		13,275	14,621
Goodwill	N/A	27,400	27,400
		$ 40,675	$ 42,021

Amortization expense for the finite life intangibles was $1,346 and $1,330 in 2009 and 2008, respectively.

Estimated future amortization expense is as follows:

2010	$ 1,346
2011	1,346
2012	610
2013	48
2014	43
Thereafter	53
	$ 3,446

(5) Money Borrowed

(a) Bank Loans

The Company has a committed unsecured credit facility. In addition, it also has several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $190,000 and $210,000 at December 31, 2009 and 2008, respectively. The Company had no outstanding balance under its lines of credit at December 31, 2009 and 2008, respectively. Lending under the uncommitted unsecured facilities is subject to the discretion of the bank involved.

(b) Book Credit Balances in Bank Accounts

The Company has $28,509 and $26,224 at December 31, 2009 and 2008, respectively, in credit balances at certain banks with which it does business. The Company does not have a right of offset regarding these balances and, as a result, they are classified as money borrowed on the Statements of Financial Condition.

6) Fair Value of Financial Instruments

The following table summarizes Securities Owned and Securities Sold, Not Yet Purchased by ASC Topic 820 levels as of December 31, 2009:

	2009			
	Level I	Level II	Level III	Total
Securities Owned				
U.S. Government and Agency Obligations	$ 127	$ 233,769	$ -	$ 233,896
Municipal Bonds	-	136,671	-	136,671
Corporate Bonds	-	18,344	22,456	40,800
Collateralized Mortgage Obligations	-	67,363	1,335	68,698
Auction Rate Securities	-	-	57,625	57,625
Other Securities	33,609	-	9,242	42,851
Total Securities Owned	$ 33,736	$ 456,147	$ 90,658	$ 580,541
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ 70,834	$ 1,437	$ -	$ 72,271
Municipal Bonds	-	40	-	40
Corporate Bonds	-	2,030	-	2,030
Other Securities	3,205	-	-	3,205
Total Securities Sold, Not Yet Purchased	$ 74,039	$ 3,507	$ -	$ 77,546

The following table summarizes Securities Owned and Securities Sold, Not Yet Purchased by ASC Topic 820 levels as of December 31, 2008:

	2008			
	Level I	Level II	Level III	Total
Securities Owned				
U.S. Government and Agency Obligations	$ 6	$ 316,559	$ -	$ 316,565
Municipal Bonds	-	64,968	-	64,968
Corporate Bonds	-	9,602	92	9,694
Collateralized Mortgage Obligations	-	346	1,871	2,217
Other Securities	25,939	-	12,657	38,596
Total Securities Owned	$ 25,945	$ 391,475	$ 14,620	$ 432,040
Securities Sold, Not Yet Purchased				
U.S. Government and Agency Obligations	$ 17,388	$ -	$ -	$ 17,388
Municipal Bonds	-	50	-	50
Corporate Bonds	-	7,164	-	7,164
Other Securities	645	-	-	645
Total Securities Sold, Not Yet Purchased	$ 18,033	$ 7,214	$ -	$ 25,247

Other Securities consist principally of investments in partnership interests and corporate stocks. At December 31, 2009 and 2008, investments in partnership interests are carried at estimated fair value of $4,813 and $8,353, respectively.

The following table summarizes the change in fair values associated with ASC Topic 820 level III assets:

Level III activity during 2009 and 2008 was as follows:	
Balance as of December 31, 2007	$ 28,612
Purchase and (Sales), net	(22,713)
Realized Gains	6,307
Unrealized Gains	2,414
Balance December 31, 2008	14,620
Purchase and (Sales), net	77,084
Realized Losses	(528)
Unrealized Losses	(518)
Balance December 31, 2009	$ 90,658

All net realized and unrealized gains (losses) related to the level III securities in the table above are recorded in the accompanying Statements of Income as principal transactions, net.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2009 and 2008, the Company's net capital percentage was 107% and 88%, respectively, of aggregate debit items, and net capital, as defined, was $280,107 and $255,473, respectively, which was $274,851 and $249,660, respectively, in excess of the required minimum amount.

(8) Subordinated Liabilities

The Company had $276,505 and $274,913 of subordinated notes, including $240,000 payable to BFC, covered by agreements approved by the FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2009 and 2008, respectively. Interest expense related to the BFC subordinated notes is included in Interest Expense on the Statements of Income. The following schedule discloses the major components including repayment terms:

	2009	2008
Payable to BFC		
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010.	$ 140,000	$ 140,000
Subordinated Note, variable interest rate (4.0% at December 31, 2009 and 2008), due June 2011.	75,000	75,000
Subordinated Notes, variable interest rate (0.75% and 2.5% at December 31, 2009 and 2008, respectively), due August 2011.	25,000	25,000
	240,000	240,000
Payable to Associates	36,505	34,913
	$ 276,505	$ 274,913

Subordinated Liabilities mature as follows at December 31, 2009:

2010	$ 28,000
2011	128,000
2012	35,482
2013	36,374
2014	39,068
Thereafter	9,581
	$ 276,505

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2009 and 2008, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the FINRA.

(9) Income Taxes

(a) Uncertain Tax Provisions

The Company adopted the provisions of ASC Topic 740, "*Income Taxes*", on January 1, 2009. Previously, the Company had accounted for tax contingencies in accordance with ASC Topic 450, "*Contingencies*". As required by the uncertain tax position guidance in ASC Topic 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance in ASC Topic 740 to all tax positions for which the statute of limitations remained open.

As of December 31, 2009, the Company concluded the adoption of ASC Topic 740 to have no material effect on its financial statements. Additionally, the guidance provides for the recognition of interest and penalties related to income taxes.

The Company is included in the consolidated income tax returns of Baird Holding Company in the U.S. federal jurisdiction and various consolidated states. It also files separate income tax returns in various states and local jurisdictions. The income tax returns for the years prior to 2005 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company does not believe there will be a material change in the balance within the subsequent 12 month period.

(b) Tax Provision

The provision for income taxes results in an effective income tax rate of 37% and 39% for 2009 and 2008, respectively, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, less the Federal impact thereon, offset by state tax refunds, excludable dividends, municipal interest income and other permanent items.

The provision for income taxes is comprised of the following:

	2009	2008
Current Tax Expense - Federal	$ 15,496	$ 15,827
Current Tax Expense - State	1,160	3,576
Deferred Tax Expense - Federal	6,061	2,217
Deferred Tax Expense - State	454	500
	$ 23,171	$ 22,120

(c) Deferred Income Tax

The major deferred tax items, as computed under ASC Topic 740, are as follows:

	2009	2008
Deferred Tax Assets:		
Deferred Compensation Plans	$ 1,690	$ 22,915
Equipment and Leasehold Improvements	-	7,071
Accrued Expenses	1,962	10,215
Other	716	3,310
	4,368	43,511
Deferred Tax Liabilities:		
Margin Debt	1,117	1,862
Goodwill and Intangibles	7,173	7,636
Equipment and Leasehold Improvements	1,245	-
Securities Owned	472	-
Other	-	1,374
	10,007	10,872
Net Deferred Tax (Liability) Asset	$ (5,639)	$ 32,639

No valuation allowance, as defined in ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

(10) Stockholders' Equity

During 2009 and 2008, the following share transactions took place:

	Shares of Common Stock; $1 Stated Value	Shares of Common Treasury Stock
Balance, December 31, 2007	25,925,282	26,298
Exercise of Options	325,988	(87,918)
Conversion of Restricted Stock Units	-	(396)
Purchases of Treasury Stock	-	96,134
Balance, December 31, 2008	26,251,270	34,118
Exercise of Options	111,440	(97,759)
Conversion of Restricted Stock Units	11,712	(16,728)
Sales of Treasury Stock	-	(420,121)
Purchases of Treasury Stock	-	713,353
Balance, December 31, 2009	26,374,422	212,863

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2009 or 2008.

The shares of the Company are subject to strict transfer restrictions.

On December 5, 2007 the Board of Directors of the Company approved a 2-for-1 stock split of the common and preferred stock. The stock split occurred on February 19, 2008. The above schedule takes into account the stock split as if it occurred as of December 31, 2007.

(11) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matched 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation. The Company's 401(k) match expense was $3,101 and $3,023 in 2009 and 2008, respectively. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $6,100 and $7,000 in 2009 and 2008, respectively.

(b) Deferred Compensation

The Company has two deferred compensation plans, entitled the Baird Capital Participation Plan ("BCPP") and the Financial Advisors Deferred Compensation Plan ("FADCP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. The FADCP grants deferred compensation awards to certain associates, which vest after seven years, and are expensed at the date of grant. However, any award under the BCPP or FADCP granted in 2004 or prior years vests after five years. Associates have the ability to allocate their unvested deferred compensation awards among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2009 and 2008 is as follows:

	Shares
Outstanding, December 31, 2007	314,928
Conversion to Common Stock	(396)
Outstanding, December 31, 2008	314,532
Conversion to Common Stock	(28,440)
Outstanding, December 31, 2009	286,092

The Company issued no RSUs during 2009 or 2008. In connection with the RSUs, the Company has reserved 286,092 and 314,532 shares of Company common stock at December 31, 2009 and 2008, respectively, to cover the ultimate conversion of the RSUs.

As described in Footnote 10, the Board of Directors of the Company approved a 2-for-1 stock split that occurred on February 19, 2008. The above schedule takes into account the stock split as if it occurred on December 31, 2007.

(c) Incentive Stock Option Plans

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the Incentive Plan of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

The Company did not grant options since the adoption of ASC Topic 718, *"Accounting for Stock-Based Compensation"* and therefore no stock-based associate compensation cost is reflected in Net Income.

Non-vested options were 18,600 and 39,200 as of December 31, 2009 and 2008, respectively.

As described in Footnote 10, the Board of Directors of the Company approved a 2-for-1 stock split that occurred on February 19, 2008. The schedule below takes into account the stock split as if it occurred as of December 31, 2007.

Option activity during 2009 and 2008 was as follows:

	Baird Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2007	822,864	$ 14.76	4.0
Exercised	(222,724)	10.78	
Forfeited	(6,200)	17.70	
Outstanding, December 31, 2008	593,940	16.22	3.7
Exercised	(160,972)	13.36	
Forfeited	(2,600)	22.94	
Outstanding, December 31, 2009	430,368	17.24	3.1
Exercisable at December 31, 2009	411,768	16.99	3.0
Exercisable at December 31, 2008	554,740	15.74	3.4

Cash received from the exercise of stock options for the years ended December 31, 2009 and 2008 was $1,823 and $1,993, respectively. The tax benefit realized for the tax deductions from option exercises was $147 and $650 for the years ended December 31, 2009 and 2008, respectively, and is recorded in Additional Paid-In Capital on the Statements of Financial Condition.

(12) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2009 and 2008, the Company's investment in Baird UK Ltd. was $13,986 and $13,872, respectively, and is included in Other Assets on the Statements of Financial Condition.

(13) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2010	$ 1,307	$ 18,329	$ 19,636
2011	1,223	16,783	18,006
2012	1,030	14,505	15,535
2013	324	12,342	12,666
2014	-	10,940	10,940
Thereafter	-	46,556	46,556
	$ 3,884	$119,455	$ 123,339
Less amounts representing interest	(287)		
Present value of minimum lease payments	$ 3,597		

Total rental expense on operating leases was $21,765 and $26,783 during 2009 and 2008, respectively.

The capital lease obligation was $3,597 and $186 at December 31, 2009 and 2008, respectively, and is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Statements of Financial Condition. The leases in 2008 and 2009 covered the Company's desktop computers. A new lease contract was entered into in early 2009 after the previous capital lease obligation was satisfied in late 2008.

(b) Letters of Credit

The Company has obtained letters of credit of $39,000 and $44,000 as of December 31, 2009 and 2008, respectively, secured by client securities held in margin accounts. The Company utilized $29,798 and $33,289 to meet margin requirements of a clearing corporation as of December 31, 2009 and 2008, respectively.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to ASC Topic 450, "*Accounting for Contingencies*," the

Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2009 and 2008 were not material.

The Company serves as the general partner or limited partner in various partnerships. The Company has commitments to invest up to an additional $4,513 and $4,491 at December 31, 2009 and 2008, respectively in partnerships as discussed in footnote 6.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Statements of Financial Condition for these arrangements.

(14) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. At December 31, 2009 the fair value of securities accepted as collateral was $759,651. There were no securities accepted as collateral at December 31, 2008.

(15) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statements of Financial Condition.

(16) Derivatives

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $53,505 and $32,129, respectively, as of December 31, 2009 and $115,688 and $245,652, respectively, as of December 31, 2008. The market value of forward purchase and forward sale transactions was $53,103 and $31,763 respectively, as of December 31, 2009 and $116,489 and $246,969, respectively, as of December 31, 2008. Transactions involving future settlement give rise to market risk if a counterparty fails to meet its obligations, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company may use financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2009 and 2008. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statements of Income.

(17) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(18) Subsequent Events

In May 2009, the FASB issued ASC Topic 855, "*Subsequent Events*" to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. ASC Topic 855 introduces new terminology, defines a date through which management must evaluate subsequent events and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date. The Company adopted the guidance as of December 31, 2009. The Company evaluated its December 31, 2009 financial statements for subsequent events through February 26, 2010, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ROBERT W. BAIRD & CO. INCORPORATED	as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 373,585,406	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					373,585,406	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					276,504,947	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 650,090,353	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 312,502,185	3540		
1. Additional charges for customers' and non-customers' security accounts			476,429	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:			9,490	3570		
1. number of items	16	3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges			6,904,071	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(319,892,175)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 330,198,178	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$ 4,215,130	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			12,191,207	3690		
3. State and municipal government obligations			6,117,788	3700		
4. Corporate obligations			9,937,571	3710		
5. Stocks and warrants			5,018,440	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			12,611,250	3734		
D. Undue concentration				3650		
E. Other (List)				3736	(50,091,386)	3740
10. Net Capital					$ 280,106,792	3750

OMIT PENNIES

Note: Non-allowable assets from the Statement of Financial Condition:

Furniture, Equipment, and Leasehold Improvements	$39,362,343
Securities Owned Not Readily Marketable	$18,114,491
Due from Affiliates and Subsidiaries	$82,273,356
Other	$172,751,995
Total	$312,502,185

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	3758
13. Net capital requirement (greater of line 11 or 12)			$	3760
14. Excess net capital (line 10 less 13)			$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	3838
19. Total aggregate indebtedness			$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,256,289	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,256,289	3760
25. Excess net capital (line 10 less 24)	$	274,850,503	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	106.58	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	95.47	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	266,966,070	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	17.15	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009 unaudited FOCUS Part II report as amended.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 85,790,639	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	58,891,094	4350		
3. Monies payable against customers' securities loaned (see Note C)	20,900,026	4360		
4. Customers' securities failed to receive (see Note D)	5,048,862	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	68,364	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	1,863,261	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	33,000	4420		
10. Other (List)	476,429	4425		
11. TOTAL CREDITS			$ 173,071,675	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 225,249,299	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	3,132,203	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	4,011,181	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	30,421,757	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 262,814,440	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(7,884,433)	4471
20. ** TOTAL 15c3-3 DEBITS			254,930,007	4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$ 81,858,332	4480
22. Excess of total credits over total debits (line 11 less line 20)			0	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period				4510
25. Amount of deposit (or withdrawal) including $ ______ 4515 value of qualified securities				4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ 4525 value of qualified securities			$	4530
27. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ 4332 Weekly X 4333 Monthly ______ 4334

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED as of 12/31/09

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) . . . . $ ________ [4550]

B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained . . . . ________ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

________ [4335] ________ [4570]

D. (k) (3)-Exempted by order of the Commission . . . . ________ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B . . . . $ ________ [4586]

   A. Number of items . . . . ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D . . . . ________ [4588]

   A. Number of items . . . . $ ________ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ________ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009 unaudited FOCUS Part II report, as amended.

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert W. Baird & Co. Incorporated

In planning and performing our audit of the financial statements of Robert W. Baird & Co. Incorporated (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2010

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

2 East Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608 257-6761
F 608 257-6760

100 East Wisconsin Ave., Suite 2100
P.O. Box 510470
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910